UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

HAVERTY FURNITURE COMPANIES, INC.
(Name of Issuer)
CLASS A COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)
41956-20-0
(CUSIP Number)
Jeffrey M. Stein, Esq.
King & Spalding LLP
1180 Peachtree Street
Atlanta, GA 30309-3521
(404) 572-4729
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No.	41956-20-0

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clarence H. Ridley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		142,742

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,860

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		142,742

WITH	10	SHARED DISPOSITIVE POWER

		1,860

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	144,602

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 6 TO
SCHEDULE 13D OF CLARENCE H. RIDLEY
RESPECTING THE SECURITIES OF HAVERTY FURNITURE COMPANIES, INC.
     This Amendment No. 6 to Schedule 13D, as amended to date (the “Schedule 13D”), is filed by Clarence H. Ridley, an individual (the “Reporting Person”), and relates to shares of the Class A Common Stock of Haverty Furniture Companies, Inc., a Maryland corporation (the “Issuer”), with principal executive offices located at 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.
     This Amendment No. 6 hereby amends and supplements the Schedule 13D as set forth below, and is being filed to report a change in share ownership as a result of the conversion of 250,000 shares of Class A Common Stock into Common Stock (as defined below) of the Issuer on May 19, 2010. As a result of this conversion, the Reporting Person holds less than five percent of the outstanding Class A Common Stock and expects that this will be the final amendment to the original Schedule 13D filing and an exit filing for the Reporting Person.
     This Amendment No. 6 amends Items 2, 4 and 5 of Schedule 13D as set forth below. All disclosure for items contained in the Schedule 13D where no new information is provided in this Amendment No. 6 is incorporated herein by reference.
ITEM 2. IDENTITY AND BACKGROUND
     Item 2 of the Schedule 13D is amended and supplemented to add the following information:
     On May 10, 2010, Mr. Ridley retired as the Chairman of the Board of the Issuer. His present occupation is as a private investor.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 of the Schedule 13D is amended and supplemented to add the following information:
     On May 19, 2010, Mr. Ridley converted 250,000 shares of the Class A Common Stock into Common Stock, par value $1.00 per share, of the Issuer. After giving effect to this transaction, Mr. Ridley owned approximately 3.75% of the outstanding shares of Class A Common Stock. Mr. Ridley may dispose of additional shares of Class A Common Stock, and any shares of Common Stock received upon conversion of Class A Common Stock, from time to time, based on market conditions and the objectives of his financial planning, and he expects to dispose of the 250,000 shares of Common Stock received from the conversion over the next several months.
ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.
     Item 5 of the Schedule 13D is amended and supplemented to add the following information:
     (a) As of May 19, 2010, Mr. Ridley beneficially owns in the aggregate 144,602 shares, or approximately 3.75% of the outstanding Class A Common Stock of the Issuer.
     (b) Mr. Ridley possesses sole voting and investment power with respect to 142,742 shares of Class A Common Stock, and shared voting and investment powers with respect to 1,860 shares of Class A Common Stock. The following information is provided with respect to shares as to which Mr. Ridley shares voting and or dispositive power: 1,860 shares of Class A Common Stock are owned of record by Eleanor Horsey Ridley, wife of Clarence H. Ridley, with respect to which Mr. Ridley shares voting and investment powers. Mr. Ridley has no other sole or shared voting and investment power with respect to any shares of Class A Common Stock.
     (c) Except for the conversion of 250,000 shares of Class A Common Stock on May 19, 2010, as described in Item 4 above, Mr. Ridley has not engaged in any transactions in the Class A Common Stock during the past 60 days.
     (d) Not applicable.
     (e) On May 19, 2010, Mr. Ridley ceased to be the beneficial of more than five percent of the outstanding shares of Class A Common Stock.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 19, 2010

/s/ Clarence H. Ridley
Clarence H. Ridley